March 21, 2019

Lance F. Tucker
Chief Financial Officer
JACK IN THE BOX INC /NEW/
9330 Balboa Avenue
San Diego, CA 92123

       Re: JACK IN THE BOX INC /NEW/
           Form 10-K for the Year Ended September 30, 2018
           Filed November 21, 2018
           Form 8-K Furnished February 20, 2019
           File No. 001-09390

Dear Mr. Tucker:

       We have reviewed your March 7, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 22, 2019 letter.

Form 8-K furnished February 20, 2019

Exhibit 99.1 Earnings Release, page 1

1. We note from your response to our prior comment 2, that you will make changes to the disclosures related to your non-GAAP financial measures Restaurant-Level EBITDA and
      Franchise EBITDA, including reconciling the amounts to earnings from operations and revising the disclosure as to the nature and usefulness of the measure. We continue to believe however, that these measures should not be labeled "EBITDA" measures in light of the fact that they adjust out operating costs. In this regard, they appear to be restaurant-
      level operating margin and franchise operating margin and we believe the measures should be re-labeled to reflect this title or something similar. In general, we would expect
      Adjusted EBITDA measures to be reconciled to net income, but based on the nature of
 Lance F. Tucker
JACK IN THE BOX INC /NEW/
March 21, 2019
Page 2
      this measure that would not be considered appropriate. Please revise accordingly.
        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
if you have any questions.



                                                          Sincerely,
FirstName LastNameLance F. Tucker
                                                          Division of
Corporation Finance
Comapany NameJACK IN THE BOX INC /NEW/
                                                          Office of
Transportation and Leisure
March 21, 2019 Page 2
cc:       Paul Melancon
FirstName LastName